PROSkauer rose llp
eleven times square
New York, New York 10036

March 28, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson

Re:	Lazard Retirement Series, Inc.
(File Nos.: 33-22309; 811-08071)

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the “Fund”), on or about April 13, 2018 we plan to file with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 78 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment relates to Post-Effective Amendment No. 77 (“Amendment No. 77”) to the Registration Statement, filed on January 26, 2018, which was filed in order to add a new series to the Fund, Lazard Retirement Equity Franchise Portfolio (the “Portfolio”).

The Amendment will respond to comments of the staff of the Commission (the “Staff”) on Amendment No. 77 that were provided to the undersigned by Deborah O’Neal-Johnson of the Staff via telephone on March 12, 2018.

For the convenience of the Staff, and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Summary Section—Fees and Expenses

1.	Staff Comment: Please confirm that the Portfolio will not have shareholder fees.

Response: We have been advised by Fund management that the Fund will not have shareholder fees.

2.	Staff Comment: Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund on behalf of the Portfolio (the “Expense Limitation Agreement”), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement. If the Investment Manager retains such a right, please disclose the terms and conditions of this right in footnote ** to the fee table.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

3.	Staff Comment: Please confirm supplementally whether “Acquired Fund Fees and Expenses” are projected to exceed one basis point (0.01%). If so, please add a line item to the fee table.

Response: We have been advised by Fund management that it is not currently anticipated that “Acquired Fund Fees and Expenses” will exceed one basis point (0.01%).

Summary Section—Principal Investment Strategies

4.	Staff Comment: Please confirm investment in exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) is not a principal investment strategy of the Portfolio.

Response: We have been advised by Fund management that investing in ETFs and ETNs is not a principal investment strategy of the Portfolio.

5.	Staff Comment: In the Summary Section, investing in foreign currency forward contracts is listed as a principal investment strategy. Please confirm that foreign currency forward contracts are the only derivative instruments that are a part of the Portfolio’s principal investment strategy.

Response: We have been advised by Fund management that foreign currency forward contracts are the only derivative instruments that are a part of the Portfolio’s principal investment strategy.

Other Performance of the Investment Manager

6.	Staff Comment: The first sentence of the first paragraph states: “[t]he Portfolio’s investment objectives, policies and strategies are substantially similar to those used by the Investment Manager in advising certain discretionary accounts . . . .” (emphasis added). Please confirm that the Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolio or that the omission of certain accounts does not render the other performance misleading.

Response: We have been advised by Fund management that the Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolio that meet the Composite construction requirements (including length of existence and account size) and that Fund management believes that any exclusion from the Composite of accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolio pursuant to the construction requirements does not render the Composite misleading.

7.	Staff Comment: Please confirm supplementally that the Investment Manager has available all documents necessary to form the basis for the calculation of the performance data of each Composite in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: We have been advised by Fund management that the Investment Manager has available all documents necessary to form the basis for the calculation of the performance data of each Composite in accordance with Rule 204-2(a)(16).

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8.	Staff Comment: Please provide the Staff with the completed Equity Franchise Composite performance of other accounts table.

Response: The completed Equity Franchise Composite performance of other accounts table, to be filed in the Amendment, is as follows:

	Inception Date	One Year	Three Years	Since Inception
Average Annual Total Returns (for the periods ended December 31, 2017)
Equity Franchise Composite	10/1/13**	22.51%	11.91%	13.46%
MSCI World Index*	N/A	22.40%	9.26%	9.63%

Average Annual Total Returns for the Year Ended December 31,	2014	2015	2016	2017

Equity Franchise Composite	15.1%	3.0%	11.1%	22.51%
MSCI World Index*	4.9%	-0.9%	7.5%	22.40%

* The MSCI World Index is a market capitalization-weighted index of companies representative of the market structure of 23 developed market countries in North America, Europe and the Asia/Pacific region.

** Inception date of the oldest Other Account in the Equity Franchise Composite.

The year to date total return of the Equity Franchise Composite as of March 31, 2018 was [____]%.1

*   *   *   *   *

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3379 or Lisa Goldstein at 212.969.3381.

Very truly yours,

/s/ Kim Kaufman
Kim Kaufman

cc:	Lisa Goldstein

1 This data is not yet available.

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